Exhibit 99.1

Press Release	Media contact Martin Kunze T +49 6172 608-2115 martin.kunze@fresenius.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

Under the U.S. Securities Act of 1933, as amended (the “Securities Act”), this press release may be deemed to be offering material of Fresenius Medical Care AG & Co. KGaA (“FME”). FME intends to file a registration statement on Form F-4 under the Securities Act with the U.S. Securities and Exchange Commission (the “SEC”), including an information statement/prospectus constituting a part thereof. FME SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE INFORMATION STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION. The final information statement/prospectus will be distributed to FME shareholders. Shareholders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by FME with the SEC at the SEC’s website at www.sec.gov or from Fresenius Medical Care AG & Co. KGaA, Attention: Investor Relations, Else-Kröner-Strasse 1, 61352 Bad Homburg v.d.H., Germany.

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February 21, 2023

Fresenius Medical Care delivers against FY22 expectations, sets strategic focus and accelerates transformation

▪	Setting strategic focus: Unlocking value as the leading kidney care company

▪	Accelerating the transformation:

o	Company fully reoriented to two global operating segments,

o	proposes simplification of the governance structure;

o	FME25 program extended to sustained cost savings of EUR 650 million by 2025

▪	2023 expected to be a transition year towards earnings growth recovery in 2024

Helen Giza, Chief Executive Officer of Fresenius Medical Care, said: “Our clear focus in the coming years will be on improved operational performance and our transformation efforts to ensure shareholder value creation. This will involve even bolder steps to both further simplify and focus the way we manage our business to drive sustainable profitable growth recovery. This will be achieved through a simplified and efficient governance structure, faster execution on operational efficiencies within the two new global segments, and further streamlining of our processes and portfolio. All of this supports our unwavering mission to provide the best possible care for our patients around the globe. 2022 has shown, that we operate in a very challenging environment. While we expect more headwinds than tailwinds, and no governmental support for 2023, our transformation efforts and sharpened focus will enable us to accelerate the execution of our strategic initiatives and to return to earnings growth in 2024.”

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Key figures (IFRS)

	Q4 2022	Q4 2021	Growth	Growth	FY 2022	FY 2021	Growth	Growth
	EUR m	EUR m	yoy	yoy, cc	EUR m	EUR m	yoy	yoy, cc
Revenue	4,997	4,647	+8%	+2%	19,398	17,619	+10%	+2%

Operating income	352	449	-22%	-28%	1,512	1,852	-18%	-25%
excl. special items[1]	495	492	+1%	-8%	1,817	1,915	-5%	-13%

Net income[2]	139	229	-39%	-47%	673	969	-31%	-37%
excl. special items[1]	253	263	-4%	-14%	913	1,018	-10%	-17%

Basic EPS (EUR)	0.47	0.78	-39%	-47%	2.30	3.31	-31%	-37%
excl. special items[1]	0.86	0.90	-4%	-14%	3.11	3.48	-10%	-17%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

Strategic aspiration: unlocking value as the leading kidney care company

Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal diseases, continues to deliver on its transformation to return to a sustainable profitable growth path and support the creation of shareholder value with a clear focus on strengthening the core business and generating further operational and structural efficiencies. The Company's significantly enhanced and accelerated efforts will target the following focus areas.

Structure: Fresenius Medical Care has implemented its new operating model with two global segments: Care Enablement (Health Care Products) and Care Delivery (Health Care Services). This operating model provides increased transparency to drive the targeted business performance improvements as well as scalable General & Administrative functions to support the operating segments. The announced plan to change the legal form will result in a simplified governance structure as well as faster and fully independent decision making while strengthening the rights of free float shareholders. Please see the separate Press Release published today for further details.

[1]	Special items will be provided as separate KPI (“Revenue excluding special items”, “Operating income excluding special items”) to capture effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. These items are excluded to ensure comparability of the figures presented with the Company’s financial targets which have been defined excluding special items.

For FY 2022, special items included costs related to the FME25 program, the impact of the war in Ukraine, the impact of hyperinflation in Turkiye, the remeasurement effect on the fair value of the investment in Humacyte, Inc., and the net gain related to InterWell Health. For further details please see the reconciliation at the end of the Press Release.

[2]	Attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

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Capital allocation: Fresenius Medical Care has formulated a disciplined capital allocation policy to drive the improvement of Return on Invested Capital (ROIC) and remains committed to both its investment grade ratings as well as to managing its leverage ratio (Net debt/EBITDA) in the self-imposed target range of 3.0x to 3.5x. The Company will strictly follow its policy to align dividend payments with earnings development. This year’s dividend proposal of EUR 1.12 reflects a reduction by 17% compared to the previous year.

Operational efficiency: The Company will accelerate and extend its FME25 transformation program to further optimize processes along the new operating model. Fresenius Medical Care increases the savings target for the program from EUR 500 million to EUR 650 million by 2025 and now expects to invest up to EUR 650 million in the same period3. By the end of 2022, Fresenius Medical Care delivered EUR 131 million (on operating income level) of sustainable savings under the FME25 program, exceeding the original target of EUR 40 to 70 million for the same period.

In further support of its turnaround efforts the Company will drive additional operational efficiencies and cost reduction measures. In Care Delivery, this will include productivity and operating leverage improvements in the core dialysis services business. In Care Enablement, Fresenius Medical Care will focus on pricing initiatives, productivity measures and a review of its global manufacturing footprint.

Portfolio optimization: With a disciplined lens of focus on the core business and improving profitability, Fresenius Medical Care will adjust its portfolio. In Care Delivery, this includes exiting unsustainable markets in our international activities and divestitures of non-core businesses. In Care Enablement, the Company will rationalize its global Research & Development programs and is evaluating the divestment of non-core products in the portfolio. This will enable focused capital allocation towards areas with higher profitable growth in the core business. Proceeds from disposals resulting from the portfolio optimization shall be used to reduce the Company’s leverage ratio.

Continued progress in Value-based Care and sustainability

Fresenius Medical Care has grown the number of its ESRD (End-Stage Renal Disease) and CKD (Chronic Kidney Disease) patients receiving care in Value-based Care arrangements from around 20,000 patients in 2021 to around 90,000 in 2022. The Company had around USD 6 billion of medical cost under management in 2022 and expects that number to further increase to USD 11 billion by the end of 2025.

[3]	Costs related to the FME25 program will be treated as a special item.

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With the successful completion of the Global Sustainability Program, Fresenius Medical Care has laid a foundation to drive its sustainability performance and create lasting value – economically, ecologically, and socially. Through the three-year program, the Company integrated sustainability principles into business activities, establishing global standards, processes, and performance tracking. Based on the results, new global sustainability targets have been set that confirm Fresenius Medical Care’s continuous commitment to sustainability. Key areas are: enhancing quality of care and access to health care, building the best team to serve patients, and reducing the Company’s environmental footprint.

Full year earnings in line with expectations: continued impact from higher labor costs and inflationary cost increases

Revenue increased by 8% to EUR 4,997 million (+2% at constant currency, +2% organic) in the fourth quarter.

Health Care Services revenue grew by 9% to EUR 3,947 million (+2% at constant currency, +3% organic). At constant currency, this was mainly driven by organic growth in EMEA, including the effects of hyperinflation in Turkiye, as well as organic growth in Asia-Pacific and Latin America. This was partially offset by the impact of COVID-19 on organic growth in North America.

Health Care Products revenue increased by 2% to EUR 1,050 million (stable at constant currency, stable organic). At constant currency, higher sales of in-center disposables were offset by lower sales of machines for chronic treatment.

In the full year, revenue grew by 10% to EUR 19,398 million (+2% at constant currency, +2% organic). Health Care Services revenue increased by 11% to EUR 15,418 million (+2% at constant currency, +1% organic); Health Care Products revenue grew by 6% to EUR 3,980 million (+2% at constant currency, +2% organic).

Operating income decreased by 22% to EUR 352 million (-28% at constant currency) in the fourth quarter, resulting in a margin of 7.0% (Q4 2021: 9.7%). Operating income excluding special items1 increased by 1% to EUR 495 million (-8% at constant currency), resulting in a margin of 9.9% (Q4 2021: 10.6%). At constant currency, the decline was mainly due to supply chain and labor cost increases across all regions, the impact of U.S. Provider Relief Funding (PRF) received in the previous year’s quarter to compensate for certain COVID-19-related costs, and higher legal costs. This was partially offset by an unfavorable impact from the remeasurement of investments in the previous year and savings related to the FME25 program.

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In the full year, operating income declined by 18% to EUR 1,512 million (-25% at constant currency), resulting in a margin of 7.8% (FY 2021: 10.5%). Excluding special items1, operating income decreased by 5% to EUR 1,817 million (-13% at constant currency), resulting in a margin of 9.4% (FY 2021: 10.9%).

Net income2 decreased by 39% to EUR 139 million (-47% at constant currency) in the fourth quarter. Excluding special items1, net income2 declined by 4% to EUR 253 million (-14% at constant currency). Besides the above-mentioned effects on operating income, the constant currency decline was mainly due to an increase in the proportionate share of non-tax-deductible expenses compared to taxable income as well as tax law changes. Basic earnings per share (EPS) decreased by 39% to EUR 0.47 (-47% at constant currency). Excluding special items1, EPS declined by 4% to EUR 0.86 (-14% at constant currency).

In the full year, net income2 decreased by 31% to EUR 673 million (-37% at constant currency). Excluding special items1, net income2 declined by 10% to EUR 913 million (-17% at constant currency). EPS decreased by 31% to EUR 2.30 (-37% at constant currency). Excluding special items1, EPS declined by 10% to EUR 3.11 (-17% at constant currency).

Regional developments

In North America, revenue increased by 12% to EUR 3,529 million (stable at constant currency, stable organic) in the fourth quarter. At constant currency, this was mainly due to the negative impact of COVID-19 on organic growth in Health Care Services, as well as lower sales of products for acute care treatments and machines for chronic treatment, weighing on growth in the Health Care Products business. In the full year, revenue grew by 12% to EUR 13,550 million (stable at constant currency, -1% organic).

Operating income in North America decreased by 10% to EUR 363 million (-19% at constant currency) in the fourth quarter, resulting in a margin of 10.3% (Q4 2021: 12.7%). At constant currency, the decline in operating income was mainly due to the impact of PRF received in the previous year’s quarter, higher labor costs, as well as inflationary and supply chain cost increases. This was partially offset by an unfavorable impact from the remeasurement of investments in the previous year and savings related to the FME25 program. In the full year, operating income declined by 10% to EUR 1,476 million (-20% at constant currency), resulting in a margin of 10.9% (FY 2021: 13.6%).

Revenue in the EMEA region was stable and amounted to EUR 730 million in the fourth quarter (+2% at constant currency, +2% organic). At constant currency, this was mainly due to organic growth in Health Care Services, including the effects of hyperinflation in Turkiye. This was partially offset by lower sales of machines for chronic treatment and acute cardiopulmonary products. In the full year, revenue grew by 3% to EUR 2,851 million (+5% at constant currency, +5% organic).

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Operating income in EMEA increased by 13% to EUR 87 million (+14% at constant currency) in the fourth quarter, resulting in a margin of 12.0% (Q4 2021: 10.6%). At constant currency, growth in operating income was mainly due to reimbursement rate increases mitigating inflationary operational costs. In the full year, operating income declined by 17% to EUR 256 million (-16% at constant currency), resulting in a margin of 9.0% (FY 2021: 11.2%).

In Asia-Pacific, revenue increased by 2% to EUR 563 million (+3% at constant currency, +3% organic) in the fourth quarter. At constant currency, this was driven by organic growth in Health Care Services, which was primarily due to an increase in elective procedures, as well as in Health Care Products, mainly driven by higher sales of in-center disposables. In the full year, revenue increased by 7% to EUR 2,152 million (+4% at constant currency, +4% organic).

Operating income decreased by 10% to EUR 85 million (-9% at constant currency) in the fourth quarter, resulting in a margin of 15.0% (Q4 2021: 17.0%). At constant currency, the decline in operating income was mainly due to costs related to a legal dispute and inflationary cost increases, partially offset by favorable foreign currency transaction effects and growth in certain business lines. In the full year, operating income declined by 3% to EUR 340 million (-3% at constant currency), resulting in a margin of 15.8% (FY 2021: 17.4%).

Latin America revenue decreased by 16% to EUR 163 million (+33% at constant currency, +34% organic) in the fourth quarter. The increase at constant currency was mainly driven by organic growth in the Health Care Services business, as well as higher sales of products for acute care treatments. In the full year, revenue grew by 13% to EUR 797 million (+26% at constant currency, +27% organic).

Operating income increased to EUR 8 million in the fourth quarter, resulting in a margin of 4.8% (Q4 2021: -0.8%). At constant currency, growth in operating income was mainly due to reimbursement rate increases mitigating inflationary cost increases. This was partially offset by unfavorable foreign currency transaction effects. In the full year, operating income grew by 99% to EUR 24 million (+51% at constant currency), resulting in a margin of 3.0% (FY 2021: 1.7%).

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Cash flow development

In the fourth quarter, Fresenius Medical Care generated EUR 600 million of operating cash flow (Q4 2021: EUR 669 million), resulting in a margin of 12.0% (Q4 2021: 14.4%). This was mainly due to lower net income. In the full year, operating cash flow amounted to EUR 2,167 million (FY 2021: EUR 2,489 million), resulting in a margin of 11.2% (FY 2021: 14.1%).

Free cash flow4 amounted to EUR 398 million (Q4 2021: EUR 400 million) in the fourth quarter, resulting in a margin of 8.0% (Q4 2021: 8.6%). In the full year, free cash flow amounted to EUR 1,480 million (FY 2021: EUR 1,660 million), resulting in a margin of 7.6% (FY 2021: 9.4%).

Patients, clinics and employees

As of December 31, 2022, Fresenius Medical Care treated 344,687 patients in 4,116 dialysis clinics worldwide (December 31, 2021: 4,171) and had 128,044 employees (headcount) globally, compared to 130,251 employees as of December 31, 2021. The decrease in the number of clinics compared to the previous year reflects lower patient numbers as well as the Company's measures as part of the FME25 transformation program.

Outlook

With its new operating model Fresenius Medical Care will be moving to a new financial reporting structure. In line with its DAX peer group, the Company now provides an annual outlook for revenue and operating income. Revenue and operating income, as referred to in the outlook, are both on a constant currency basis and excluding special items1.

Fresenius Medical Care expects revenue to grow at a low to mid-single digit percentage rate in 2023 (2022 basis: EUR 19,398 million).

In 2022, operating income was supported by EUR 277 million of PRF (at current currency). There is no additional governmental support assumed for 2023. To provide a comparable basis for the 2023 earnings outlook, the 2022 basis is adjusted accordingly (EUR 1,540 million).

[4]	Net cash provided by / used in operating activities, after capital expenditures, before acquisitions, investments, and dividends

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On this basis, operating income is expected to remain flat or decline by up to a high-single digit percentage rate in 2023.

By 2025 Fresenius Medical Care targets to achieve an improved operating income margin of 10 to 14%.

Press conference

Fresenius Group and Fresenius Medical Care will host a press conference to discuss strategic outlook and full year 2022 results on February 22, 2023 at 10:00 a.m. CET / 4:00 a.m. ET. The press conference will be webcasted in the “Media” section. A replay will be available shortly after the conference.

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the fourth quarter and full year 2022 on February 22, 2023, at 3:30 p.m. CET / 9:30 a.m. ET. Details will be available in the “Investors” section of the Company’s website. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF files for a complete overview of the results of the fourth quarter and full year 2022. Our 20-F disclosure provides more details.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.9 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,116 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 345,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the Company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Implementation of measures as presented herein may be subject to information and consultation procedures with works councils and other employee representative bodies, as per local laws and practice. Consultation procedures may lead to changes on proposed measures.

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Statement of earnings in € million, except share data Three months ended December 31, Change 2022 2021 Change at cc Health Care Services 3,947 3,621 9.0% 2.5% Health Care Products 1,050 1,026 2.3% 0.2% Revenue 4,997 4,647 7.5% 2.0% Costs of revenue 3,649 3,328 9.7% 4.0% Gross profit 1,348 1,319 2.1% -3.2% Selling, general and administrative 955 823 15.9% 11.3% Research and development 62 68 -8.4% -12.7% Income from equity method investees (19) (21) -8.1% -8.5% Remeasurement Gain from InterWell Health (2) — Operating income 352 449 -21.6% -28.2% Operating income excl. special items 495 492 0.7% -7.7% Interest expense, net 75 67 12.9% 1.4% Income before taxes 277 382 -27.7% -33.4% Income tax expense 83 79 5.5% 6.6% Net income 194 303 -36.3% -43.7% Net income attributable to noncontrolling interests 55 74 -27.0% -34.6% Net income1 139 229 -39.3% -46.7% Net income1 excl. special items 253 263 -3.9% -14.0% Weighted average number of shares 293,413,449 292,999,055 Basic earnings per share €0.47 €0.78 -39.4% -46.8% Basic earnings per share excl. special items €0.86 €0.90 -4.0% -14.1% In percent of revenue Operating income margin 7.0% 9.7% Operating income margin excl. special items 9.9% 10.6% 1 Attributable to shareholders of FMC AG & Co. KGaA. For a reconciliation of special items, please refer to the table at the end of the press release. Page 10/12

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Statement of earnings in € million, except share data Twelve months ended December 31, Change 2022 2021 Change at cc Health Care Services 15,418 13,876 11.1% 2.1% Health Care Products 3,980 3,743 6.3% 2.2% Revenue 19,398 17,619 10.1% 2.1% Costs of revenue 14,088 12,542 12.3% 4.0% Gross profit 5,310 5,077 4.6% -2.8% Selling, general and administrative 3,784 3,096 22.2% 14.1% Research and development 229 221 3.6% -1.5% Income from equity method investees (67) (92) -27.8% -28.0% Remeasurement Gain from InterWell Health (148) — Operating income 1,512 1,852 -18.4% -25.3% Operating income excl. special items 1,817 1,915 -5.1% -12.6% Interest expense, net 292 280 4.3% -5.3% Income before taxes 1,220 1,572 -22.4% -28.9% Income tax expense 325 353 -7.9% -13.2% Net income 895 1,219 -26.6% -33.5% Net income attributable to noncontrolling interests 222 250 -11.5% -21.1% Net income1 673 969 -30.5% -36.6% Net income1 excl. special items 913 1,018 -10.4% -17.3% Weighted average number of shares 293,246,430 292,944,732 Basic earnings per share €2.30 €3.31 -30.6% -36.7% Basic earnings per share excl. special items €3.11 €3.48 -10.5% -17.4% In percent of revenue Operating income margin 7.8% 10.5% Operating income margin excl. special items 9.4% 10.9% 1 Attributable to shareholders of FMC AG & Co. KGaA. For a reconciliation of special items, please refer to the table at the end of the press release. Page 11/12

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Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures for comparability with the Company´s outlook in € million Three months ended December 31, Twelve months ended December 31, 2022 2021 2022 2021 Operating performance excl. special items These items are excluded to ensure comparability of the figures presented with the Company’s financial targets which have been defined excluding special items. Revenue 4,997 4,647 19,398 17,619 Operating income 352 449 1,512 1,852 FME25 Program 95 43 204 63 Net Gain Related to InterWell Health1 0 (56) Humacyte Investment Remeasurement 24 103 Ukraine War2 25 49 Hyperinflation in Turkiye (1) 5 Operating income excl. special items 495 492 1,817 1,915 Net income3 139 229 673 969 FME25 Program 70 34 149 49 Net Gain Related to InterWell Health1 1 (37) Humacyte Investment Remeasurement 18 76 Ukraine War2 26 47 Hyperinflation in Turkiye (1) 5 Net income3 excl. special items 253 263 913 1,018 1 Remeasurement gain of the investment, prior to the transaction, in InterWell Health LLC, the impairment of certain long-lived assets belonging to Acumen Physician Solutions, LLC which was transferred to InterWell Health as part of the transaction and certain transaction-related costs. 2 Bad debt expense in Russia and Ukraine and the impairment of a production plant and associated machines resulting from economic sanctions imposed on Russia, which negatively impacted our supply chain to the country, as a result of the Ukraine War. 3 Attributable to shareholders of FMC AG & Co. KGaA. Page 12/12

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